EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/11/05	6/12/04
Earnings:

Income before income taxes	$2,972	$2,643

Unconsolidated affiliates interests, net	(117)	(131)

Amortization of capitalized interest	4	1

Interest expense	103	72
Interest portion of rent expense (a)	40	38

Earnings available for fixed charges	$3,002	$2,623

Fixed Charges:

Interest expense	$103	$72

Capitalized interest	3	—

Interest portion of rent expense (a)	40	38

Total fixed charges	$146	$110

Ratio of Earnings to Fixed Charges (b)	20.58	23.85

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
(b)	Based on unrounded amounts.